As filed with the Securities and Exchange Commission on June 26, 2012

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

TOPPAN PRINTING CO., LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares of Toppan Printing Co., Ltd.	60,000,000 American Depositary Shares	$5.00	$3,000,000	$343.80

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2012, among Toppan Printing Co., Ltd., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 26, 2012.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares of Toppan Printing Co., Ltd.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne Di Giovanni Hawke

Name:  Joanne Di Giovanni Hawke

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, TOPPAN PRINTING CO., LTD. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Japan on June 26, 2012.

TOPPAN PRINTING CO., LTD.

By:  /s/ Tsuneaki Hagiwara

Name: Mr. Tsuneaki Hagiwara

Title:   Senior General Manager of Legal Division

Each person whose signature appears below hereby constitutes and appoints Mr. Tsuneaki Hagiwara, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power to act and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 26, 2012.

/s/ Naoki Adachi	/s/ Yukio Maeda
Naoki Adachi	Yukio Maeda
Chairman and Representative Director	Managing Director

/s/ Shingo Kaneko	________________________________
Shingo Kaneko	Yoshiyuki Ishida
President and Representative Director	Managing Director
Principal Executive Officer

/s/ Jitsumei Takamiyagi	/s/ Hiroe Okazaki
Jitsumei Takamiyagi	Hiroe Okazaki
Executive Vice President	Managing Director

/s/ Kiyoshi Otsuka	________________________________
Kiyoshi Otsuka	Atsushi Ito
Senior Managing Director	Managing Director

/s/ Yoshihiro Furuya	________________________________
Yoshihiro Furuya	Kunio Sakuma
Senior Managing Director	Director

________________________________	________________________________
Mitsuru Ominato	Yoshinobu Noma
Senior Managing Director	Director

________________________________	/s/ Seiji Mitsui
Yoshiyuki Nagayama	Seiji Mitsui
Senior Managing Director	Director

/s/ Shinichi Okubo	/s/ Hidetaka Kakiya
Shinichi Okubo	Hidetaka Kakiya
Managing Director	Director
Principal Financial and Accounting Officer

/s/ Yuichi Kumamoto	________________________________
Yuichi Kumamoto	Makoto Arai
Managing Director	Director

/s/ Hideharu Maro	________________________________
Hideharu Maro	Katsuhiro Kinemura
Director	Director

/s/ Yukio Nemoto	/s/ Taro Izawa
Yukio Nemoto	Taro Izawa
Director	Director

________________________________	________________________________
Naoyuki Matsuda	Sumio Ezaki
Director	Director

________________________________	________________________________
Nobuaki Sato	Yasuhiko Yamano
Director	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Toppan Printing Co., Ltd., has signed this Registration Statement in c/o Squire Sanders (US) LLP, 275 Battery St., Suite 2600, San Francisco, CA 94111 on June 24, 2012.

Authorized U.S. Representative

By:  /s/ Kazuyuki Shiiya

Name:  Kazuyuki Shiiya

Title:    Supervisor

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of __________, 2012, among Toppan Printing Co., Ltd., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.